February 2, 2010
William Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3561
Re:        Borders Group, Inc.
              Form 10-K for Fiscal Year Ended January 31, 2009
              Filed April 1, 2009
              File No. 1-13740
Dear Mr. Thompson:
We have reviewed the comments set forth in your letter dated January 19, 2010. Those comments, along with our responses, are set forth below. Please note that the proposed disclosures included in our responses have been drafted based upon the information available as of the date of this letter, unless otherwise noted.
Form 10-K for Fiscal Year Ended January 31, 2009
Financial Statements, page 45
Notes to Consolidated Financial Statements, page 50
Note 1 — Summary of Significant Accounting Policies, page 50
Inventories, page 50
1.	We note that you recognized an inventory reserve for markdowns. A reduction in the carrying amount of an inventory item from cost to market value is viewed as creating a new “cost basis” for the item. The write-down can be recovered only through sale or disposition of the items and cannot be restored if market value recovers prior to sale or disposition. Please confirm to us that you account for the reserve in a manner that creates a new cost basis for the inventory items included in the markdown reserve. Please also explain the purpose behind using a contra-inventory account to track basis adjustments.
Response: We account for inventory markdowns in a manner that creates a new cost basis for the applicable inventory, as described in the above comment, and as set forth in FASB ASC 330-10-35-14. As such, write-downs of inventories are not restored if market value recovers prior to sale or disposition. We will clarify this policy in our future filings.
We use a contra-inventory account to track inventory basis adjustments for ease of assessing operational performance and administrative convenience. Our markdown reserve primarily relates to inventory that we cannot return to vendors, which represented only 13% of our total inventory at January 31, 2009. Our remaining inventory (representing approximately 87% of our total inventory) is returnable to vendors at cost and accordingly, no markdown reserve is required.
Borders Rewards, page 53
2.	Please tell us and disclose how you account for and classify the value of rewards accrued by members that expire before redemption.
Response: We will revise our future filings substantially as follows:
Membership in our loyalty program, Borders Rewards, is free, with no enrollment costs or annual fees. Members can earn Borders Bucks in increments of $5 for each cumulative $150 they spend on qualifying purchases in a calendar year in any of our stores nationwide. Borders Bucks are awarded to members on the first of the month following the month they reach the qualifying $150 spend level, and they expire on the last day of the month of receipt.
We accrue the cost of Borders Bucks awards once they are earned by members, less an assumed breakage rate for those awards not expected to be redeemed. The breakage rate is determined by historical redemption experience. Any difference between the liability recorded for Borders Bucks and the amount of Borders Bucks that are actually redeemed in the subsequent month are categorized as a reduction of “Net Sales” on our consolidated statements of operations in that month.
Gift Cards, page 53
3.	Please disclose the amount of income attributable to unredeemed gift cards recognized for each year presented. Please also disclose whether or not you are required to remit unredeemed gift card receipts to governmental jurisdictions as abandoned property. In addition, please disclose your policies, methods and assumptions used to determination of the amount of unredeemed gift cards recognized as income.
Response: We will revise our future filings substantially as follows:
We sell gift cards to our customers and record a liability for the face value of all certificates issued and unredeemed within the last 12 months. For unredeemed certificates older than 12 months, we adjust the related liability to represent only that amount expected to be redeemed. We recognize the income related to this adjustment as a component of “Other revenue” in our consolidated statements of operations, totaling $XX.X million in 2009, $9.8 million in 2008, and $23.9 million in 2007. We have included the liability for gift cards as a component of “Accrued payroll and other liabilities” on our consolidated balance sheets, totaling $XX.X million and $122.9 million as of January 30, 2010 and January 31, 2009, respectively.
We recognize income from unredeemed gift cards when the likelihood of the cards being redeemed is remote, which occurs when unredeemed cards reach 13 months past their issuance date. No income is recognized on unredeemed gift cards that have been issued within the past 12 months. Our gift cards do not have expiration dates.
A breakage factor, representing the percentage of gift card dollar value expected to never be redeemed, is applied to the total unredeemed gift card dollar value issued beyond the past 12 months. This breakage factor is based upon analysis of historical redemption trends, and is updated annually to reflect recent experience. The historical data that we evaluate to determine the breakage factor ranges from the current date back to 1998, when we first issued electronic gift cards.
We do not believe we are required to remit unredeemed gift card receipts to governmental jurisdictions as abandoned property based upon our assessment of applicable laws, after consultation with external legal counsel.

Form 8-K Filed on November 24, 2009, August 25, 2009, May 26, 2009 and March 31, 2009
4.	We note that you present and discuss a number of non-GAAP financial measures including, among others, adjusted EBITDA, net debt and cost of goods sold, selling general & administrative expenses, asset impairments and other writedowns, warrant/put expense (income), income taxes (benefit), loss from continuing operations and earnings per share on an operating basis, and present a full non-GAAP sales and earnings summary and a full non-GAAP sales and earnings summary as a percentage of sales for purposes of reconciling the non-GAAP measures to the most directly comparable GAAP measures. We believe that presenting a full non-GAAP income statement and related table as a percentage of sales attaches undue prominence to the non-GAAP information. As such, please revise your disclosure in future filings to present a reconciliation of the differences between each non-GAAP financial measure presented with the most directly comparable measure calculated and presented in accordance with GAAP. Refer to Question 102.10 of the Division’s Compliance & Disclosure Interpretations — Non-GAAP Financial Measures dated January 11, 2010 available at www.sec.gov (the “non-GAAP Interpretation”). In addition, the disclosure requirements of 10(e)(1)(i) of Regulation S-K apply when non-GAAP financial measures are included in a filing under Item 2.02 of Form 8-K. As such, please (i) identify each non-GAAP financial measure presented as a non-GAAP measure, (ii) include a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with GAAP for each non-GAAP measure presented, (iii) disclose why management believes each non-GAAP measure provides useful information to investors regarding operating performance and (iv) disclose the additional purposes, if any, for which management uses each of the non-GAAP financial measures. Refer to instructions to Item 2.02 of Form 8-K, Item 10(e)(1)(i) of Regulation S-X and Question 105.06 of the non-GAAP interpretation.
Response: We will revise the tables in our future news releases, which are furnished as exhibits to our related 8-K filings, substantially as follows, using our recently reported third quarter results as an example. We will also revise the accompanying narrative discussion in our news releases as appropriate.

Borders Group, Inc. Financial Statements
(amounts in millions, except per share amounts)
Unaudited
Sales and Earnings Summary

	Quarter Ended (1)		Year Ended (1)
	October 31,	November 1,	October 31,	November 1,
	2009	2008	2009	2008
Borders Superstores	$492.4	$560.3	$1,542.7	$1,782.9
Waldenbooks Specialty Retail	72.9	91.5	224.3	284.4
International	30.2	30.3	86.8	93.5

Total sales	595.5	682.1	1,853.8	2,160.8
Other revenue	7.0	11.3	23.6	26.9

Total revenue	602.5	693.4	1,877.4	2,187.7
Cost of goods sold, including occupancy costs	489.2	546.4	1,477.9	1,690.5

Gross margin	113.3	147.0	399.5	497.2
Selling, general and administrative expenses	173.6	205.1	514.9	623.3
Asset impairments and other writedowns	0.2	50.1	1.0	50.1

Operating loss	(60.5)	(108.2)	(116.4)	(176.2)
Interest expense	6.3	13.8	18.0	34.4
Warrant/put expense (income)	(28.7)	(12.7)	35.1	(27.2)

Total interest expense (income)	(22.4)	1.1	53.1	7.2

Loss before income taxes	(38.1)	(109.3)	(169.5)	(183.4)
Income taxes (benefit)	0.4	62.9	0.6	30.2

Loss from continuing operations	$(38.5)	$(172.2)	$(170.1)	$(213.6)

Loss from operations of discontinued operations (net of tax)	—	—	—	(1.7)
Gain (loss) from disposal of discontinued operations (net of tax)	0.8	(3.2)	0.8	(1.0)

Gain (loss) from discontinued operations (net of tax)	0.8	(3.2)	0.8	(2.7)

Net loss	$(37.7)	$(175.4)	$(169.3)	$(216.3)

Basic EPS from continuing operations	$(0.64)	$(2.85)	$(2.83)	$(3.55)
Basic EPS from discontinued operations	$0.01	$(0.05)	$0.01	$(0.04)
Basic EPS including discontinued operations	$(0.63)	$(2.90)	$(2.82)	$(3.59)
Basic weighted avg. common shares	60.1	60.5	60.1	60.2
Comparable Store Sales
Borders Superstores	(12.1%)	(12.8%)	(14.6%)	(8.6%)
Waldenbooks Specialty Retail	(7.2%)	(7.7%)	(7.9%)	(5.2%)
Sales and Earnings Summary (As Percentage of Total Sales)

	Quarter Ended (1)		Year Ended (1)
	October 31,	November 1,	October 31,	November 1,
	2009	2008	2009	2008
Borders Superstores	82.7%	82.1%	83.2%	82.5%
Waldenbooks Specialty Retail	12.2	13.4	12.1	13.2
International	5.1	4.5	4.7	4.3

Total sales	100.0	100.0	100.0	100.0
Other revenue	1.2	1.7	1.3	1.2

Total revenue	101.2	101.7	101.3	101.2
Cost of goods sold, including occupancy costs	82.2	80.1	79.7	78.2

Gross margin	19.0	21.6	21.6	23.0
Selling, general and administrative expenses	29.1	30.1	27.8	28.9
Asset impairments and other writedowns	0.1	7.3	0.1	2.3

Operating loss	(10.2)	(15.8)	(6.3)	(8.2)
Interest expense	1.0	2.0	1.0	1.6
Warrant/put expense (income)	(4.8)	(1.8)	1.9	(1.3)
Total interest expense (income)	(3.8)	0.2	2.9	0.3

Loss before income taxes	(6.4)	(16.0)	(9.2)	(8.5)
Income taxes (benefit)	0.1	9.2	—	1.4

Loss from continuing operations	(6.5)%	(25.2)%	(9.2)%	(9.9)%

(1)	The results of Borders Australia, Borders New Zealand and Borders Singapore are reported as discontinued operations.

Borders Group, Inc. Financial Statements
(dollars in millions)
Unaudited
Condensed Consolidated Balance Sheets

	October 31,	November 1,	January 31,
	2009	2008	2009
Assets
Cash and cash equivalents	$32.8	$38.4	$53.6
Merchandise inventories	1,157.4	1,256.5	915.2
Other current assets	78.4	99.6	102.4
Property and equipment, net	426.5	521.3	494.2
Other assets and deferred charges	46.5	90.7	43.4
Goodwill	0.3	40.5	0.2

Total assets	$1,741.9	$2,047.0	$1,609.0

Liabilities and Stockholders’ Equity
Short-term borrowings and current portion of long-term debt	$401.8	$518.0	$329.8
Trade accounts payable	605.3	613.2	350.0
Other current liabilities	274.9	311.5	313.9
Long-term debt	6.0	7.4	6.4
Other long-term liabilities	354.7	353.9	345.8

Total liabilities	1,642.7	1,804.0	1,345.9
Total stockholders’ equity	99.2	243.0	263.1

Total liabilities and stockholders’ equity	$1,741.9	$2,047.0	$1,609.0

Certain reclassifications have been made to conform to current year presentation.
Condensed Consolidated Statements of Cash Flows

	Quarter Ended		Nine Months Ended
	October 31,	November 1,	October 31,	November 1,
	2009	2008	2009	2008
CASH PROVIDED BY (USED FOR):
OPERATIONS
Loss from continuing operations	$(38.5)	$(172.2)	$(170.1)	$(213.6)
Adjustments to reconcile loss from continuing operations to operating cash flows:
Depreciation	22.5	27.7	75.9	82.4
Loss on disposal of assets	0.8	0.3	1.3	1.3
Stock based compensation cost	0.2	1.7	0.2	5.0
Increase (decrease) in warrant liability	(28.7)	(12.7)	23.2	13.6
Change in other long-term assets, liabilities and deferred charges	(3.5)	43.6	(15.7)	16.2
Write-off of intangible asset	—	—	16.2	—
Asset impairments and other writedowns	0.2	50.1	1.0	50.1
Increase in inventories	(267.9)	(171.0)	(238.8)	(19.4)
Increase in accounts payable	195.1	146.2	254.0	103.5
Cash provided by (used for) other current assets and other current liabilities	(5.5)	46.7	(29.5)	(24.7)

Net cash provided by (used for) operating activities of continuing operations
	(125.3)	(39.6)	(82.3)	14.4
INVESTING
Capital expenditures	(6.8)	(17.9)	(11.2)	(72.0)
Proceeds from the sale of discontinued operations	—	6.6	—	94.5

Net cash provided by (used for) investing activities of continuing operations	(6.8)	(11.3)	(11.2)	22.5
FINANCING
Net cash provided by (repayment of) financing obligations	119.7	55.0	73.3	(28.6)
Issuance and repurchase of common stock	(0.5)	—	(0.8)	0.3
Net funding from (repayment of) long-term debt	—	0.1	(0.3)	0.8
Net repayment of capital lease obligations	(0.2)	—	(0.8)	—
Cash dividends paid	—	—	—	(6.5)

Net cash provided by (used for) financing activities of continuing operations	119.0	55.1	71.4	(34.0)
Effect of exchange rates on cash and cash equivalents	—	(0.1)	0.5	—
Net cash provided by (used for) discontinued operations	0.8	(9.6)	0.8	(23.0)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(12.3)	(5.5)	(20.8)	(20.1)

Cash and cash equivalents at beginning of period	45.1	43.9	53.6	58.5

Cash and cash equivalents at end of period	$32.8	$38.4	$32.8	$38.4

Borders Group, Inc. Segment Financial Information
(dollars in millions, except per share amounts)
Unaudited

	Quarter Ended		Year Ended
	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
Borders Superstores
Sales	$492.4	$560.3	$1,542.7	$1,782.9
Depreciation expense	19.2	23.8	66.1	70.9
Operating loss	(46.2)	(80.3)	(80.1)	(118.0)

Waldenbooks Specialty Retail
Sales	$72.9	$91.5	$224.3	$284.4
Depreciation expense	1.9	2.3	5.7	6.9
Operating loss	(10.0)	(17.7)	(19.9)	(39.0)

International (1)
Sales	$30.2	$30.3	$86.8	$93.5
Depreciation expense	1.4	1.6	4.1	4.6
Operating loss	(1.4)	(1.8)	(3.0)	(1.8)

Corporate (2)
Operating loss	$(2.9)	$(8.4)	$(13.4)	$(17.4)

Consolidated
Sales	$595.5	$682.1	$1,853.8	$2,160.8
Depreciation expense	22.5	27.7	75.9	82.4
Operating loss	(60.5)	(108.2)	(116.4)	(176.2)

(1)	Excludes the results of 2008 discontinued operations (Borders Australia, Borders New Zealand and Borders Singapore).

(2)	The Corporate segment includes various corporate governance costs and corporate incentive costs.
Store Activity Summary

	Quarter Ended		Nine Months Ended		Year Ended
	October 31,	November 1,	October 31,	November 1,	January 31,
	2009	2008	2009	2008	2009
Borders Superstores
Beginning number of stores	513	518	515	509	509
Openings	—	2	—	11	12
Closings	—	(1)	(2)	(1)	(6)

Ending number of stores	513	519	513	519	515

Ending square footage (in millions)	12.7	12.8	12.7	12.8	12.8

Waldenbooks Specialty Retail Stores (1)
Beginning number of stores	370	468	386	490	490
Openings—Airport stores	—	5	1	5	8
Closings	(9)	(6)	(26)	(28)	(112)

Ending number of stores	361	467	361	467	386

Ending square footage (in millions)	1.3	1.8	1.3	1.8	1.4

(1)	Includes all small format stores in malls, airports and outlet malls.

Borders Group, Inc. Disclosures Regarding Non-GAAP Financial Information
(dollars in millions, except per share amounts)
Unaudited
We discuss several measures of operating performance within this news release, including (i) adjusted loss from continuing operations, (ii) adjusted EBITDA, (iii) debt, net of cash and (iv) adjusted operating loss, all of which are considered non-GAAP measures within the meaning of Regulation G of the Securities and Exchange Commission and which are not measures of operating performance calculated in accordance with GAAP. We believe excluding certain recurring non-operating items, as detailed in the following tables, from our financial results provides investors with a clearer perspective of the current underlying operating performance of the company, a clearer comparison to current period results and greater transparency regarding supplemental information used by management in its financial and operational decision-making. We use these non-GAAP financial measures as an internal measure of business operating performance, to establish operational goals, and to analyze trends.
A reconciliation of each non-GAAP measure discussed in this news release to its most comparable measure calculated in accordance with GAAP follows below.
(i) Loss from continuing operations is the financial measure calculated and presented in accordance with GAAP that is the most comparable to adjusted loss from continuing operations. Loss from continuing operations per share is the financial measure calculated and presented in accordance with GAAP that is the most comparable to adjusted loss from continuing operations per share. The table below reconciles adjusted loss from continuing operations to loss from continuing operations, and adjusted loss from continuing operations per share.

	Quarter Ended		Year Ended
Reconciliation of adjusted loss from continuing operations	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
Loss from continuing operations	$(38.5)	$(172.2)	$(170.1)	$(213.6)
Adjustments to reconcile loss from continuing operations to adjusted loss from continuing operations:
Consulting, professional and other fees (Gross margin and SG&A)	1.2	x.x	10.1	x.x
Store closure and related costs (Gross margin and SG&A)	(1.0)	x.x	(0.3)	x.x
Severance and other compensation costs (Gross margin and SG&A)	3.4	x.x	5.4	x.x
Asset impairments and other writedowns (Asset impairments)	0.2	x.x	1.0	x.x
Accelerated depreciation — multimedia space reduction (SG&A)	—	x.x	7.1	x.x
Term loan cost/discount amortization (Interest expense)	1.1	x.x	3.8	x.x
International “put” expiration (Warrant/put expense)	—	x.x	16.2	x.x
Warrant liability fair value adjustment (Warrant/put expense)	(28.7)	x.x	18.9	x.x
Income taxes (Income taxes)	23.3	x.x	40.3	x.x

Adjusted loss from continuing operations	$(39.0)	$(39.0)	$(67.6)	$(80.0)

Adjusted loss from continuing operations per share	$(0.65)	$(0.64)	$(1.12)	$(1.33)

(ii) Loss from continuing operations is the financial measure calculated and presented in accordance with GAAP that is the most comparable to adjusted EBITDA. The table below reconciles adjusted EBITDA to loss from continuing operations.

Reconciliation of adjusted	Quarter Ended		Year Ended
EBITDA	October 31, 2009	November 1, 2008	October 31, 2009	November 1, 2008
Loss from continuing operations	$(38.5)	$(172.2)	$(170.1)	$(213.6)
Adjustments to reconcile loss from continuing operations to adjusted EBITDA:
Income taxes	0.4	62.9	0.6	30.2
Total interest expense (income)	(22.4)	1.1	53.1	7.2
Depreciation	22.5	27.7	75.9	82.4

EBITDA	(38.0)	(80.5)	(40.5)	(93.8)
Consulting, professional and other fees (Gross margin and SG&A)	1.2	x.x	10.1	x.x
Store closure and related costs (Gross margin and SG&A)	(1.0)	x.x	(0.3)	x.x
Severance and other compensation costs (Gross margin and SG&A)	3.4	x.x	5.4	x.x
Asset impairments and other writedowns (Asset impairments)	0.2	x.x	1.0	x.x

Adjusted EBITDA	$(34.2)	$(25.5)	$(24.3)	$(24.9)

(iii) Short-term borrowings and the current portion of long-term debt, long-term debt and cash and cash equivalents are the measures calculated and presented in accordance with GAAP that is the most comparable to debt, net of cash. The table below reconciles debt, net of cash to short-term borrowings and the current portion of long-term debt, long-term debt and cash and cash equivalents.

Reconciliation of debt net of
cash	October 31, 2009	November 1, 2008	January 31, 2009
Short-term borrowings and the current portion of long-term debt	$401.8	$518.0	$329.8
Long-term debt	6.0	7.4	6.4

Total debt	407.8	525.4	336.2
Less: cash and cash equivalents	32.8	38.4	53.6

Debt, net of cash	$375.0	$487.0	$282.6

(iv) Loss from continuing operations is the measure calculated and presented in accordance with GAAP that is the most comparable to adjusted operating loss. The table below reconciles adjusted operating loss to operating loss.
Quarter ended October 31, 2009

Reconciliation of adjusted		Borders	Waldenbooks
operating loss	Consolidated	Superstores	Specialty Retail	International	Corporate
Loss from continuing operations	$(38.5)
Adjustments to reconcile loss from continuing operations to adjusted operating loss:
Income taxes	0.4
Total interest expense (income)	(22.4)

Operating loss	(60.5)	(46.2)	(10.0)	(1.4)	(2.9)
Consulting, professional and other fees (Gross margin and SG&A)	1.2	x.x	x.x	x.x	x.x
Store closure and related costs (Gross margin and SG&A)	(1.0)	x.x	x.x	x.x	x.x
Severance and other compensation costs (Gross margin and SG&A)	3.4	x.x	x.x	x.x	x.x
Asset impairments and other writedowns (Asset impairments)	0.2	x.x	x.x	x.x	x.x

Adjusted operating loss	$(56.7)	$(44.5)	$(8.2)	$(1.3)	$(2.7)

Quarter ended November 1, 2008

Reconciliation of adjusted		Borders	Waldenbooks
operating loss	Consolidated	Superstores	Specialty Retail	International	Corporate
Loss from continuing operations	$(172.2)
Adjustments to reconcile loss from continuing operations to adjusted operating loss:
Income taxes	62.9
Total interest expense (income)	1.1

Operating loss	(108.2)	(80.3)	(17.7)	(1.8)	(8.4)
Consulting, professional and other fees (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Store closure and related costs (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Severance and other compensation costs (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Asset impairments and other writedowns (Asset impairments)	x.x	x.x	x.x	x.x	x.x

Adjusted operating loss	$(53.2)	$(37.8)	$(13.2)	$(1.6)	$(0.6)

Year ended October 31, 2009

Reconciliation of adjusted		Borders	Waldenbooks
operating loss	Consolidated	Superstores	Specialty Retail	International	Corporate
Loss from continuing operations	$(170.1)
Adjustments to reconcile loss from continuing operations to adjusted operating loss:
Income taxes	0.6
Total interest expense (income)	53.1

Operating loss	(116.4)	(80.1)	(19.9)	(3.0)	(13.4)
Consulting, professional and other fees (Gross margin and SG&A)	10.1	x.x	x.x	x.x	x.x
Store closure and related costs (Gross margin and SG&A)	(0.3)	x.x	x.x	x.x	x.x
Severance and other compensation costs (Gross margin and SG&A)	5.4	x.x	x.x	x.x	x.x
Asset impairments and other writedowns (Asset impairments)	1.0	x.x	x.x	x.x	x.x

Adjusted operating loss	$(93.1)	$(66.2)	$(16.7)	$(2.2)	$(8.0)

Year ended November 1, 2008

Reconciliation of adjusted		Borders	Waldenbooks
operating loss	Consolidated	Superstores	Specialty Retail	International	Corporate
Loss from continuing operations	$(213.6)
Adjustments to reconcile loss from continuing operations to adjusted operating loss:
Income taxes	30.2
Total interest expense (income)	7.2

Operating loss	(176.2)	(118.0)	(39.0)	(1.8)	(17.4)
Consulting, professional and other fees (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Store closure and related costs (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Severance and other compensation costs (Gross margin and SG&A)	x.x	x.x	x.x	x.x	x.x
Asset impairments and other writedowns (Asset impairments)	x.x	x.x	x.x	x.x	x.x

Adjusted operating loss	$(107.3)	$(68.8)	$(32.7)	$(1.5)	$(4.3)

We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions or concerns at (734) 477-4105.

Sincerely,
/s/ MARK R. BIERLEY
Mark R. Bierley
Executive Vice President, Chief Financial Officer Borders Group, Inc.